Exhibit 99.3

Ascendis Pharma A/S Reports Second Quarter 2015 Financial Results

Copenhagen, Denmark, August 24, 2015/ PR Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a clinical stage biotechnology company that applies its innovative TransCon technology to address significant unmet medical needs, today announced financial results for the three and six months ended June 30, 2015.

Ascendis Pharma reported a cash balance of €137.9 million at June 30, 2015.

“The first half of 2015 has been marked by important milestones for Ascendis, including the successful completion of our IPO and the recent reporting of positive top-line data from our Phase 2 pediatric study of once-weekly TransCon Growth Hormone,” stated Jan Mikkelsen, President and Chief Executive Officer of Ascendis Pharma. “With our strong balance sheet, we believe we are well positioned to complete a Pivotal Phase 3 pediatric study of TransCon Growth Hormone, and plan to initiate this study in mid-2016.”

Mr. Mikkelsen continued, “Once-weekly TransCon Growth Hormone is unique among long-acting development programs in that it releases unmodified growth hormone into the blood stream, thus preserving the same mode-of-action as gold-standard daily growth hormone therapies. We believe that replacement therapy with unmodified growth hormone is a key component to successfully demonstrating the favorable efficacy, safety, tolerability and immunogenic profile that we achieved in our Phase 2 pediatric study.”

Three months ended June 30, 2015 financial results

Total revenue for the three months ended June 30, 2015 was €1.9 million, a decrease of €2.0 million, or 50%, compared to total revenue of €3.9 million for the three months ended June 30, 2014. This change was primarily driven by a decrease of €1.5 million in revenue from our collaboration with United Therapeutics as a result of the collaboration period ending at June 30, 2014. Revenue from our collaboration with Sanofi decreased by €0.4 million whereas revenue from our collaboration with Genentech was in line with the same period in 2014.

Research and development costs were €12.6 million for the three months ended June 30, 2015, an increase of €7.9 million, or 170%, compared to research and development costs of €4.7 million for the three months ended June 30, 2014. The increase is primarily attributable to a €7.3 million increase in external costs related to our TransCon hGH project for which we reported positive top-line data for a Phase 2 pediatric study in July 2015, and a €0.6 million increase in external costs related to our TransCon Treprostinil project, which we assumed after the termination of our collaboration with United Therapeutics in 2014. Other research and development expenses were in line with the similar period in 2014. Research and development costs included non-cash share-based payment expenses of €0.1 million for the three months ended June 30, 2015 which was in line with the €0.1 million for the three months ended June 30, 2014.

General and administrative expenses were €2.1 million for the three months ended June 30, 2015, an increase of €0.7 million, or 52%, compared to general and administrative expenses of €1.4 million for the three months ended June 30, 2014. The increase is primarily due to an increase in administrative personnel costs of €0.9 million, partially offset by a decrease in professional fees of €0.7 million. Other general and administrative expenses increased by a net amount of €0.5 million, primarily due to additional costs of operating as a publicly listed company. General and administrative expenses included non-cash share-based payment expenses of €0.3 million for the three months ended June 30, 2015, and €0.2 million for the three months ended June 30, 2014.

Net loss for the three months ended June 30, 2015 was €15.0 million, or €0.63 per share (basic and diluted), compared to a net loss of €2.1 million, or €0.20 per share (basic and diluted), for the three months ended June 30, 2014. The weighted average number of shares used to calculate basic and diluted net loss per share was 23,970,242 and 10,801,948, respectively, for the three months ended June 30, 2015 and 2014. As of June 30, 2015, there were 24,196,826 ordinary shares and 2,638,778 warrants outstanding. Each warrant entitles a warrant holder to subscribe for one ordinary share. As of June 30, 2015, the weighted average exercise price of all outstanding warrants was approximately €6.05.

Six months ended June 30, 2015 financial results

Total revenue for the six months ended June 30, 2015 was €4.0 million, a decrease of €3.9 million, or 49%, compared to total revenue of €7.9 million for the six months ended June 30, 2014. This change was primarily driven by a decrease of €3.2 million in revenue from our collaboration with United Therapeutics as a result of the collaboration period ending at June 30, 2014. Revenue from our collaboration with Sanofi decreased by €0.6 million whereas revenue from our collaboration with Genentech decreased by €0.1 million compared to the same period in 2014.

Research and development costs were €20.0 million for the six months ended June 30, 2015, an increase of €11.8 million, or 142%, compared to research and development costs of €8.2 million for the six months ended June 30, 2014. This increase is primarily attributable to a €9.9 million increase in external costs related to our TransCon hGH project for which we reported positive top-line data for a Phase 2 pediatric study in July 2015, and a €1.5 million increase in external costs related to our TransCon Treprostinil project, which we assumed after the termination of our collaboration with United Therapeutics in 2014. Costs related to basic research in support of new and existing development programs increased by €0.7 million, whereas other research and development expenses decreased by €0.3 million. Research and development costs included non-cash share-based payment expenses of €0.3 million for the six months ended June 30, 2015 and €0.2 million for the six months ended June 30, 2014.

General and administrative expenses were €4.5 million for the six months ended June 30, 2015, an increase of €2.1 million, or 93%, compared to general and administrative expenses of €2.4 million for the six months ended June 30, 2014. The increase is primarily due to an increase in administrative personnel costs of €1.4 million in support of our IPO and as part of operating as a publicly listed company. Other general and administrative expenses increased by a net amount of €0.7 million, primarily due to additional costs of operating as a publicly listed company. General and administrative expenses included non-cash share-based payment expenses of €0.7 million for the six months ended June 30, 2015, and €0.4 million for the six months ended June 30, 2014.

Net loss for the six months ended June 30, 2015 was €13.6 million, or €0.60 per share (basic and diluted), compared to a net loss of €2.6 million, or €0.24 per share (basic and diluted), for the six months ended June 30, 2014. The weighted average number of shares used to calculate basic and diluted net loss per share was 22,683,493 and 10,801,948, respectively, for the six months ended June 30, 2015 and the six months ended June 30, 2014.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative TransCon technology, which combines the benefits of prodrug and sustained release technologies, to develop a pipeline of best-in-class therapeutics that address significant unmet medical needs. The TransCon technology can be applied to existing drug therapies, including proteins, peptides and small molecules, to create prodrugs that provide for the predictable and sustained release of an unmodified parent drug.

The Ascendis Pharma pipeline includes TransCon Growth Hormone, a proprietary program that has completed Phase 2 studies in adults and children with growth hormone deficiency. Ascendis Pharma expects to initiate a Phase 3 pediatric study of TransCon Growth Hormone in mid-2016. Ascendis Pharma is also developing its wholly-owned TransCon Treprostinil for the treatment of pulmonary arterial hypertension. In addition to its proprietary programs, Ascendis Pharma has formed collaborations focused on leading products in large markets that are of strategic importance to its collaboration partners. These collaborations are with Sanofi in diabetes and Genentech in the field of ophthalmology.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, future financial position, future revenues, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the following: our belief that we are well positioned to complete a Pivotal Phase 3 pediatric study of TransCon Growth Hormone; our beliefs regarding the importance of replacement therapy with unmodified growth hormone; and our plans to initiate a Pivotal Phase 3 pediatric study of TransCon Growth Hormone in mid-2016. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen differences between the final results from our Phase 2 pediatric study of TransCon Growth Hormone and the top-line data from this study; unforeseen safety or efficacy results in our lead development program TransCon Growth Hormone, TransCon Treprostinil or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone, TransCon Treprostinil or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon Growth Hormone related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for ongoing and planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with or submitted to the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Report on Form 6-K which we expect to be submitted on August 25, 2015. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

(in Euro ‘000s, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Revenue	1,943	3,913	4,024	7,907
Research and development costs	(12,641)	(4,686)	(19,975)	(8,245)
General and administrative expenses	(2,144)	(1,407)	(4,549)	(2,352)

Operating profit / (loss)	(12,842)	(2,180)	(20,500)	(2,690)

Finance income	5	101	9,140	149
Finance expenses	(2,486)	(29)	(2,495)	(65)

Profit / (loss) before tax	(15,323)	(2,108)	(13,855)	(2,606)

Tax on profit / (loss) for the period	284	(30)	238	(34)

Net profit / (loss) for the period	(15,039)	(2,138)	(13,617)	(2,640)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	(3)	(18)	(2)

Other comprehensive income / (loss) for the period, net of tax	—	(3)	(18)	(2)

Total comprehensive income / (loss) for the period, net of tax	(15,039)	(2,141)	(13,635)	(2,642)

Profit / (loss) for the period attributable to owners of the Company	(15,039)	(2,138)	(13,617)	(2,640)
Total comprehensive income / (loss) for the period attributable to owners of the company	(15,039)	(2,141)	(13,635)	(2,642)

	EUR	EUR	EUR	EUR
Basic earnings per share	(0.63)	(0.20)	(0.60)	(0.24)
Diluted earnings per share	(0.63)	(0.20)	(0.60)	(0.24)

Number of shares used for calculation (basic)	23,970,242	10,801,948	22,683,493	10,801,948
Number of shares used for calculation (diluted)	23,970,242	10,801,948	22,683,493	10,801,948

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in Euro ‘000s)

	Consolidated
	June 30, 2015	December 31, 2014
Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	2,206	1,874
Deposits	153	140

	5,854	5,509

Current assets
Trade receivables	1,348	1,292
Other receivables	1,503	210
Prepayments	325	620
Income taxes receivable	1,228	873
Cash and cash equivalents	137,854	50,167

	142,258	53,162

Total assets	148,112	58,671

Equity and liabilities
Equity
Share capital	3,247	2,272
Other reserves	4,954	3,979
Retained earnings	127,529	39,559

Total equity	135,730	45,810

Current liabilities
Trade payables and other payables	6,974	4,956
Deferred income	5,408	7,905

	12,382	12,861

Total liabilities	12,382	12,861

Total equity and liabilities	148,112	58,671

Investor contact:

Martin Auster, M.D.

Chief Business Officer

(650) 617-3403

ma@ascendispharma.com